Exhibit 21
Subsidiaries of Jefferies Group, Inc.
(excludes certain subsidiaries pursuant to Item 601 of Regulation S-K)

Name	Place of Formation / Incorporation

Jefferies & Company, Inc.	Delaware

Jefferies Advisers, Inc.	Delaware

Jefferies Asset Management, LLC	Delaware

Jefferies Asset Management (Zurich)	Switzerland

Jefferies Asset Management Japan Limited	England & Wales

Jefferies Capital Management, Inc.	Delaware

Jefferies Execution Services, Inc.	California

Jefferies Financial Products, LLC	Delaware

Jefferies International Limited	England & Wales

Jefferies Investment Advisers, LLC	Delaware

Jefferies International (Holdings) Limited	England & Wales

Jefferies Investment Management Limited	England & Wales

Jefferies (Japan) Limited	England & Wales

Jefferies Pacific Limited	Hong Kong

Jefferies (Switzerland) Limited	Switzerland